UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 90892 / January 11, 2021

Admin. Proc. File No. 3-17886

In the Matter of

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Linen Textile Industry, Ltd., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to China Linen Textile Industry, Ltd.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Linen Textile Industry, Ltd., is revoked. The revocation is effective as of January 12, 2021.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *China Biopharma, Inc., China Linen Textile Industry, Ltd., China Water Group, Inc., Scout Exploration, Inc., and Teryl Resources Corp.,* Initial Decision Release No. 1399, 2020 WL 1558971 (Mar. 31, 2020). The Central Index Key number for China Linen Textile Industry, Ltd., is: 1336655.

Initial Decision Release No. 1399
Administrative Proceeding
File No. 3-17886

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	
China Biopharma, Inc., China Linen Textile Industry, Ltd., China Water Group, Inc., Scout Exploration, Inc., and Teryl Resources Corp.	**Initial Decision of Default as to China Linen Textile Industry, Ltd.** March 31, 2020

Appearances: Robert F. Schroeder, Neil J. Welch, Jr., and David S. Frye for the Division of Enforcement, Securities and Exchange Commission

Before: Jason S. Patil, Administrative Law Judge

Summary

This initial decision revokes the registration of the registered securities of Respondent China Linen Textile Industry, Ltd., due to its failure to file required periodic reports with the Securities and Exchange Commission.[1]

Introduction

On March 21, 2017, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of

[1] The registrations of China Biopharma, Inc., China Water Group, Inc., Scout Exploration, Inc., and Teryl Resources Corp were revoked on default. *China Biopharma, Inc.*, Initial Decision Release No. 1127, 2017 SEC LEXIS 1253 (ALJ Apr. 27, 2017), *finality order*, Securities Exchange Act of 1934 Release No. 81127, 2017 SEC LEXIS 2063 (July 11, 2017).

1934. The OIP alleges that China Linen has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its periodic filings. Because China Linen is located in China, the Commission's Office of International Affairs attempted to serve the OIP on it through the process required by the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters, *done* Nov. 15, 1965, 20 U.S.T. 361, 658 U.N.T.S. 163. Three years later, the Chinese authorities have failed to return a certificate of any kind despite every reasonable effort to obtain a certificate by the Division of Enforcement and Office of International Affairs. On March 3, 2020, I found that the prerequisites for default judgment under article 15 of the Hague Service Convention were met. *China Biopharma, Inc.*, Admin. Proc. Rulings Release No. 6738, 2020 SEC LEXIS 633 (ALJ). As detailed in that order and prior orders, the Division attempted or considered many other methods of service. I ordered China Linen to show cause by March 18, 2020, why the registration of its securities should not be revoked by default. *Id.* at *9. To date, China Linen has not appeared or filed an answer, responded to the show cause order, or otherwise defended this proceeding.

Findings of Fact

China Linen is in default for failing to defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

China Linen Textile Industry, Ltd. (Central Index Key No. 1336655) is a former Cayman Islands corporation[2] located in Heilongjiang Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2011.[3] As of March 16, 2017, the company's stock (symbol "CTXIF") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[2]   The Registrar of Corporations for the Cayman Islands struck China Linen from the register of companies in 2015. Mot. for Service by Pub. (Feb. 28, 2019), Frye Decl. ¶ 6, Ex. 7.

[3]   I take official notice of the record of China Linen's public filings with the Commission on the Commission's EDGAR public website as authorized by Rule of Practice 323, 17 C.F.R. § 201.323.

In addition to its repeated failure to file periodic reports, China Linen failed to heed a delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such a letter.

Conclusions of Law

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports. *See* 17 C.F.R. § 240.13a-1. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rule 13a-1. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). China Linen failed to timely file periodic reports. As a result, China Linen violated Exchange Act Section 13(a) and Rule 13a-1.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend its registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing,[4] that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19–20 (May 31, 2006).

China Linen's failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and

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[4]   As I have already found, the notice requirement is satisfied. *China Biopharma, Inc.*, 2020 SEC LEXIS 633, at *6–9.

accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). China Linen's violations are also recurrent in that it repeatedly failed to file periodic reports for seven years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (failing to file seven required periodic reports due over a two-year period is recurrent); *id.* at *22 n.27 (explaining that the Commission may consider conduct not alleged in the OIP in assessing appropriate sanctions); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25–26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

China Linen is culpable because it failed to heed the delinquency letter sent to it by the Division of Corporation Finance. Even if China Linen did not receive the letter due to its failure to maintain a valid address on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). In any event, there is no indication that its violations were inadvertent or accidental. *Id.* Finally, China Linen has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and it has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of China Linen's registered securities.

Order

Pursuant to article 15 of Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters and Rules 111 and 155 of the Commission's Rules of Practice, I GRANT the Division of Enforcement's motion for default and sanctions.

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of registered securities of Respondent China Linen Textile Industry, Ltd., is REVOKED.[5]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving the motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Jason S. Patil
Administrative Law Judge

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[5]   This order applies to all classes of China Linen's securities registered under Exchange Act Section 12, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.